SIGMA LITHIUM ANNOUNCES RECORD 2Q 26 RESULTS: EBITDA MARGIN OF 47%, DECREASE OF OVER 30% IN COSTS; TAC AGREEMENT NEGOTIATIONS UNDERWAY

FINANCIAL HIGHLIGHTS

•	Sigma Lithium 2Q 26 delivers another record quarter of high profitability:
○	Gross and operating margins remained high at 60% and 32% respectively.
○	EBITDA margin at 47% was the highest in the Company’s history and up from 39% in 1Q 26.
o	Net revenues of US$55 million from the sale of 24,400t of lithium oxide concentrate
o	Realized price of US$2,089 (SC5), up by 17% from US$1,790 in 1Q 26.

•	Decreased costs, while upgrading mining operations, resulting from production growth to 35,400t and financial discipline
o	Plant gate: US$401/t , (-36% from 1Q 26)
o	CIF: US$452/t (-33% from 1Q 26)
o	AISC: US$ 668/t All In Sustaining Costs (-6% from 1Q 26)

•	Decreased total debt by 25% since 2Q 25.

OPERATIONAL HIGHLIGHTS

•	Expected near term conclusion of TAC Agreement and end of temporary suspension of operations.
•	Production expansion remains on track, pushing forward ramp-up guidance by 3 months
○	240,000t production of lithium oxide concentrate within 12 months;
○	330,000t production for FY 2027 (reprocessing circuit already fully operational)
•	Plans to increase installed industrial capacity by building two additional plants:
○	580,000tpy by the end of 2027
○	830,000tpy by the end of 2028

Conference Call Information

The Company will hold a conference call to discuss its financial results for the second quarter of 2026 at 8:30a.m. ET on Friday, August 14, 2026. Register for the call at https://ir.sigmalithiumcorp.com/events

Toronto, August 14, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing lithium materials to supply global producers of batteries for energy security in a responsible manner, announces the Company’s results for the three months ended June 30, 2026 and provides an update on recent developments.

RECORD REVENUES AND EBITDA MARGINS

In 2Q 26, Sigma Lithium achieved gross margin of 60%, maintaining high levels of 1Q26 (at 61%). EBITDA margin at 47% was the highest in the Company’s history, further improving on the 39% margin of 1Q 26. Revenues of US$55 million were also at a record high, up from US$42 million in 1Q 26. Sigma Lithium sold 24,400t in 2Q 26 and commercial flexibility improved the realized price by 17% to US$2,089 (SC5) from US$1,790 in 1Q 26.

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LOW COST POSITION REINFORCED

Decreased costs across the board by over 30%, while upgrading mining operations, resulting from financial discipline. The reduction reflected a 50% growth in production volumes to 35,400t following a continuous ramp-up of operations started in January 2026, as well as gains achieved following the primarization of mining operations and upgrade in mining equipment.

•	Plant gate costs at US$ 401/t , (-36% from 1Q 26)
•	CIF costs at US$452/t (-33% from 1Q 26)
•	Total Cash Costs: US$668/t (AISC - All-In Sustaining Cost) returned to levels of 3Q 25, the last quarter where the Company operated near nominal capacity. These costs have the potential to be further decreased as the operational ramp-up continues

DECREASED TOTAL DEBT BY 25% WITHIN LAST YEAR

In 2Q 26, Sigma Lithium continued to reduce its debt levels, with net debt cut to US$125 million from US$134 million at the end of 1Q 26. The Company remained focused on progressively repaying its higher-cost, short-term export financing facilities. Total debt at the end of 2Q 26 declined by 43% in two years. Sigma Lithium’s cash position stood at US$17 million as of June 30, 2026.

During 2Q 26, Sigma Lithium continued to receive advanced payments for sales of high-grade lithium oxide concentrate from the previously announced US$96 million offtake agreement.

Negotiations to secure financing for the repayment of amounts outstanding under the export prepayment agreement with Synergy, which totaled US$95 million as of June 30, 2026 (excluding $11 million cash held as collateral), are expected to enable a pre-payment. Sigma Lithium is currently evaluating a range of financing alternatives, several of which have emerged as a result of the successful mining ramp up and maintained positive sentiment about lithium markets this year.

TAC AGREEMENT UNDERWAY

Since the week started July 17, 2026, mining and plant operations have been temporarily paused as part of a partial suspension, pending the closing with the Minas Gerais state government of a terms for adjustment of procedures ("Termo de Ajuste de Conduta" or "TAC Agreement").

A TAC Agreement is a standardized form of agreement, that must be mutually agreed between federal and state regulatory bodies and the company. The TAC Agreement is designed to address certain issues raised by the Vale do Jequitinhonha branch of the Minas Gerais state environmental enforcement body. Once the TAC Agreement is finalized, the Company expects to resume mining activities. Sigma Lithium’s expectation is that this will occur in the near term.

Operations related to the sale of high-purity lithium fines, consisting of reprocessed tailings generated by previous production, have continued without disruption.

As noted above, the ramp-up of mining operations following its primarization commenced in January 2026, involved the phased deployment of increasingly larger mining equipment. Once mining activities resume following the current suspension, the Company expects to continue to increase mining haulage capacity and implement the next phase of equipment upgrades.

TAC AGREEMENT BACKGROUND

On July 22, 2026 Sigma Lithium announced that the Company started negotiating the TAC Agreement with the Minas Gerais state government. The negotiations follow a notification by the Vale do Jequitinhonha regional branch of the Minas Gerais state environmental agency, based in the town of Diamantina, which included the issuing of fines totaling approximately US$540,000 and required a partial suspension of the Company’s operations. Several fines were related to environmental issues that occurred from 2013 to 2022.

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Sigma Lithium vehemently denies any wrongdoing with respect to the key claims raised in connection with the Company's operations. Sigma Lithium reaffirms that the Company: a) has not misrepresented any information filed with the environmental authorities since 2018; b) has not commercially sold any lithium materials prior to May 2023; and c) denies the claims alleging that 2 houses located outside of Sigma Lithium’s licensed area are negatively impacted by its activities.

The Company agreed to the payment of up to US$540,000 for the above mentioned fines. In parallel to negotiating the TAC Agreement, Sigma Lithium has filed a significant amount of factual and quantitative environmental evidence supporting its defense to the claims related to its current operations with FEAM, the environmental regulator of Minas Gerais state.

The Company estimates that the execution of the proposed adjustments of environmental procedures under the TAC Agreement will require an estimated capex of approximately US$1,000,000, mainly related to germination and grassing of the waste rock piles near the south mining pit.

INCREASED PLANT 1 CAPACITY LOWERED REALIZED COSTS

Following the successfully conclusion of a ramp up of mining operations following the primarization of 4Q 25, and considering the temporary suspension mentioned above, Sigma Lithium has moved forward by a quarter its twelve-month production guidance of 240,000 tonnes of lithium oxide concentrate.

The Company is providing production guidance of 330,000 tonnes for the full year of 2027, assuming only Plant 1 is operating throughout the year. This is higher than the original Plant 1 annual nominal capacity of 270,000 tonnes, reflecting productivity improvements in the reprocessing circuit from a steady flow of spodumene being delivered to the industrial plant. This frequent cadence was a result of the successful ramp up of mining operations.

Sigma Lithium lowered guidance for total cash costs costs per tonne to reflect the lower AISC costs achieved in 2Q 26.

Sigma Lithium remains committed to delivering strong near-term growth. Primarily to reflect the recent temporary suspension of operations, the Company has pushed forward the completion of the construction of its next industrial plant to the end of 2027.

The Company also expects that it will be able to initiate construction of a third industrial plant next year, completing it by the end of 2028. Plants 2 and 3 will add another 250,000 tonnes of annual capacity each, taking total capacity to 830,000 tonnes per year.

Table 1: Sigma Lithium Production and Cash Flow Estimates

Production Volumes and Costs per Tonne (US$/t)	Estimated 12 Month Period Plant 1	Estimated FY 2027 Plant 1	Estimated Plants 1 & 2	Estimated Plants 1, 2 & 3

Production Volumes	240,000	330,000	580,000	830,000
CIF China Cash Cost (1)	($452)	($452)	($452)	($452)
All-In Sustaining Cost (2)	($668)	($668)	($620)	($610)
Cash Flow Forecasts at Various Realized Lithium Prices (US$ M) (3)
Cash Flow @ US$1,500 /t	$200M	$275M	$510M	$739M
Cash Flow @ US$2,500/t	$440M	$605M	$1,090M	$1,569M
(1) Excludes royalties. (2) Excludes financial expenses. (3) Realized lithium prices assume 5% Li2O content for ease of calculation.

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ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Cleantech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium
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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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